

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc**
> **Registration Statement on Form F-3**
> **Filed October 14, 2021**
> **File No. 333-260241**

Dear Mr. Bullett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Cover Page

1.   Please remove the disclosure on the cover page that recent statements and regulatory actions by China's government are not expected "to adversely impact the Company's ability to conduct its business, accept foreign investors, or continued listing on Nasdaq, which would decrease the value of your securities and/or significantly limit or completely hinder [y]our ability to continue to offer [y]our securities to investors." Your cover page should highlight the risks posed by having been a China-based issuer and by your previous and current operations in China. In this regard, we note your disclosure on pages 12 to 18.

Bryan Bullett
Bit Digital, Inc
November 8, 2021
Page 2

2. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

3. Please disclose the current state of your operations in China and Hong Kong. In this regard, on page 1 you continue to state that you currently conduct your business through your "operating entities in China." In addition, on page 2 you disclose that your operations in China include "the deployment of [your] crypto assets by Bit Digital Strategies Limited." If you continue to have operating subsidiaries in China, please explain why they are not depicted in the diagram on page 1. Additionally, if applicable, please provide a separately captioned section in the Prospectus Summary explaining your current corporate structure, and clearly describe the operations of your operating entities in China and include cross references to relevant risk factors. Also, revise for consistency with your disclosure on page 2 where you state that you have no subsidiaries in mainland China. Finally, please clarify your current business operations in Hong Kong, and disclose whether your business operations in Hong Kong will continue given that all of your mining operations are conducted in the United States and Canada.

4. We note your disclosure on page 2 that no permissions have been requested from the CSRC or the CAC. Please disclose the consequences if such permissions should have been requested and obtained. In addition, revise your disclosure on page 2 to address the fact that there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering prohibitions under the HFCA Act from three years to two years.

Our Company, page 2

5. Please describe the "security interest in the miners and other equipment" that you granted to Compute North. In addition, we note that the term of your agreement with Compute North is for the remainder of any Equipment Term. Please disclose the remainder of your current Equipment Terms.

6. Please disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins. In addition, state whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance. In this regard, we note your disclosure on page 7 that you are actively seeking insurance for your digital assets.

Currency Transactions, page 7

7. We note your disclosure that you exchange bitcoins for USDT or USDC. Please disclose the risks associated with such digital assets, including the risk of volatility of the digital assets and the risk that such digital assets could be deemed securities under the U.S. federal securities laws. Please describe your internal processes for how you determine

whether the digital assets you hold are securities within the meaning of the U.S. federal securities laws and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators. Please also tell us whether you have any plans to hold any other types of digital assets in the future, and, if so and if known, identify such digital assets, and describe how you would make a determination of whether to hold other types of digital assets.

8.   Please disclose why you hold digital assets other than Bitcoin.

<u>Risk Factors, page 12</u>

9.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.